[redacted]

SECURITIES A[illegible]
Wash[illegible]

11020783

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 15 2011
WASH, D.C.
189

*AB
3/21

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SEC FILE NUMBER
8- 68150

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/10/2009 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Madison Williams and Company LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

527 Madison Ave., 14th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William W. Sprague (212)317-2707
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, William W. Sprague, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Madison Williams and Company LLC., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MYRTLE Y. JONES-HULL
NOTARY PUBLIC-STATE OF NEW YORK
No. 01JO6161574
Qualified In Queens County
My Commission Expires February 26, 2011

Myrtle Y. Jones-Hull
Notary Public

Signature

William W. Sprague, Chief Executive Officer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

MADISON WILLIAMS AND COMPANY LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

EisnerAmper
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100
www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Madison Williams and Company LLC

We have audited the accompanying statement of financial condition of Madison Williams and Company LLC (the "Company") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Madison Williams and Company LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
March 9, 2011

MADISON WILLIAMS AND COMPANY LLC

Statement of Financial Condition
December 31, 2010

ASSETS	
Cash and cash equivalents	$ 1,544,826
Due from Clearing Broker	1,838,895
Securities owned, marketable, at fair value	141,655
Securities owned, not readily marketable, at fair value	617,123
Accounts receivable, net	1,755,157
Due from affiliate	380,003
Advances to employees	392,975
Fixed assets, net	723,495
Intangible assets, net	1,087,528
Goodwill	5,295,251
Deferred tax assets	58,280
Other assets	287,628
	$ 14,122,816
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Securities sold, not yet purchased, at fair value	$ 142,464
Accounts payable and accrued expenses	3,705,137
Income tax payable	85,000
Due to affiliate	401,626
Due to Parent	24,644
Deferred revenue	466,667
	4,825,538
Member's equity	9,297,278
	$ 14,122,816

MADISON WILLIAMS AND COMPANY LLC

Notes to Statement of Financial Condition
December 31, 2010

NOTE A - FORMATION AND ACQUISITION OF BUSINESS

Madison Williams and Company LLC (the "Company"), a wholly owned subsidiary of Madison Williams Capital LLC (the "Parent"), is a New York limited liability company formed on December 18, 2008 for the purpose of conducting business as a broker-dealer in securities. The Company received approval from the Financial Industry Regulatory Authority of its new member application on November 30, 2009.

Other than start-up expenses which amounted to $219,212, the Company had no operations prior to December 10, 2009, when it acquired the business and substantially all of the assets of SMH Capital Inc. ("SMHC") pertaining to its investment banking, institutional trading (including equity sales and fixed income sales) and research services (the "Business"). The acquisition, which effected a management buyout of the Business, was accomplished pursuant to an amended Contribution Agreement, dated December 9, 2009, the parties to which consisted of the Parent, Pan Asia China Commerce Corp., a Delaware corporation, which subsequently changed its name to Madison Williams Holding LLC ("MWH"), Sanders Morris Harris Group Inc., a Texas corporation ("SMHG"), which is the parent of SMHC, and Fletcher International, Inc., a Delaware corporation ("Fletcher").

The Company, which operates as an introducing broker, is engaged primarily in the activities of institutional brokerage, market-making, investment banking, and financial advisory services. As of December 10, 2009, its customers' accounts were introduced to SMHC who in turn are carried by two clearing firms under fully disclosed clearing arrangements. Subsequent to December 10, 2009, the Company entered into a direct clearing arrangement with Pershing LLC, an affiliate of The Bank of New York Mellon Corporation, (the "Clearing Broker") and commenced the transfer of its customer accounts in February 2010. As of December 31, 2010, all of its customers' accounts are cleared through and carried by the Clearing Broker on a fully disclosed basis.

The purchase price for the Business amounted to $13,220,000, consisting of a cash payment of $2,700,000 paid by the Parent, a note in the principal amount of $8,000,000 payable to SMHG issued by the Parent (the "Note") and guaranteed by MWH and 1,750,000 Class A membership Units in the Parent valued at $2,520,000. The purchase price was recorded by the Company as a capital contribution from the Parent.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date:

Due from seller	$ 1,047,847*
Prepaid expenses	132,942
Furniture, equipment and leasehold improvements	492,570
Customer contracts	1,890,000
Customer relationships	5,506,000
Goodwill	5,295,251
Accounts payable and accrued expenses	(1,088,610)
Deferred income taxes	(56,000)
	$ 13,220,000

* Includes $150,000 advanced to the Company prior to the close of the acquisition to fund start-up expenses.

The goodwill recognized is attributable primarily to the assembled workforce of the Business.

NOTE A - FORMATION AND ACQUISITION OF BUSINESS (CONTINUED)

Pursuant to the Contribution Agreement, (a) MWH agreed to subscribe for and purchase a 25% membership interest in the Parent consisting of 250,000 Class A membership Units and 2,250,000 Class B membership Units in exchange for a cash payment of $3.0 million and a guarantee of the Note, (b) Fletcher agreed to subscribe for and purchase a 32.5% membership interest in the Parent consisting of 3,250,000 Class A membership Units and warrants to purchase 500,000 Class A membership Units in exchange for a cash payment of $5.0 million, and (c) SMHG agreed to contribute the Business to the Company, including working capital, as defined, in exchange for a 17.5% membership interest in the Parent consisting of 1,750,000 Class A membership Units, the Note and $2.7 million in cash. On December 10, 2009, the Parent transferred $5.0 million of cash to the Company as a capital contribution. The founders of the Parent, at the time of its formation on September 28, 2008, were issued 525,000 Class B membership Units which, after the consummation of the Contribution Agreement and after issuance of 1,975,000 Class B membership Units for executives and employees of the Company to Madison Williams Equity Pool LLC ("MWEP"), would represent a 5.25% membership interest in the Parent. MWEP owns 1,975,000 class B membership Units and warrants to purchase 1,000,000 additional Class B membership Units, representing 19.75% membership interest in the Parent (see Note J).

The Note will be repaid through payments by the Parent on or before March 30 of each year, beginning March 31, 2011, in an amount equivalent to the Net Income Pledge, with any unpaid balance of the Note payable on December 10, 2019. The Net Income Pledge is equal to 50% of the realized annual net income of the Company, as defined (after providing for income tax distributions), for the period through December 31, 2014 and 75% of such amount thereafter until the Note and accrued interest thereon are paid in full. Interest on the unpaid balance of the Note accrues at the rate of 6% per annum. The Company is neither an obligor nor a guarantor on the Note and no assets of the Company have been pledged to secure the Note. The Parent is a holding company and has no operating activities and distributions to the Parent from the Company, to the extent available and allowable under regulatory net capital requirements, will be used by the Parent to fund repayment of the Note.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Use of estimates:

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

[2] Cash and cash equivalents:

The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. The Company maintains cash balances in bank accounts which, at times, may exceed federally insured limits. In the event of a financial institution's insolvency, recovery of cash may be limited.

[3] Due from Clearing Broker:

Due from Clearing Broker includes cash in the amount of approximately $1,583,000, deposit, commissions receivable and net amounts receivable or payable for securities transactions that have not yet settled. In the event of the Clearing Broker's insolvency, recovery of cash on deposit may be limited to account insurance or other protection afforded such deposits.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[4] Furniture, equipment and leasehold improvements:

Furniture, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Amortization of leasehold improvement is computed on a straight-line basis over the term of the lease. Depreciation of office furniture and equipment is computed on a straight-line basis over the average asset life which ranges from a three to seven year period.

[5] Revenue:

(a) Commissions

Commissions earned on securities transactions and related expenses are recorded on a trade-date basis.

(b) Investment Banking

Investment banking revenue includes gains, losses and fees, net of expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Underwriting management fees are recorded on offering date; sales concessions are recorded on settlement date; and underwriting fees are recorded at the time the underwriting is completed and the related income is reasonably determinable. Advisory fees are recorded when earned.

(c) Securities Transactions

The Company records principal transactions in securities and related revenue and expenses on a trade-date basis.

[6] Goodwill and intangible assets:

Goodwill represents the excess of the purchase price of the Business over the fair value of the identifiable net assets acquired. Approximately $4,289,000 of goodwill is expected to be deductible for income tax purposes and will be amortized for tax purposes over a period of 15 years. Goodwill will not be amortized for financial reporting purposes, but will be tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. As the Company has only one reporting unit, the impairment test consists of a comparison of the fair value of the Company with the carrying amount of the Company's net assets, including goodwill. Fair value is typically based upon estimated future cash flows discounted at a rate commensurate with the risk involved or market-based comparable. If the carrying amount of the Company's net assets exceeds its fair value, then an analysis will be performed to compare the implied fair value of goodwill with its carrying amount. An impairment loss will be recognized in an amount equal to the excess of the carrying amount over its implied fair value. After an impairment loss is recognized, the adjusted carrying amount of goodwill is its new accounting basis. The Company has elected to perform its annual analysis at December 31, its calendar year end. As of December 31, 2010, no indicators of impairment were identified.

Customer contracts of $1,890,000 will be amortized over one year and customer relationships of $5,506,000 will be amortized on a straight-line basis over a weighted average period of 4.16 years for financial reporting purposes. The tax bases of customer contracts and customer relationships of approximately $1,531,000 and

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[6] Goodwill and intangible assets: (continued)

$4,460,000, respectively, will be amortized over a period of 15 years for tax purposes. The Company assesses the recoverability of its intangible asset by determining whether the carrying amount can be recovered through undiscounted forecasted cash flows if events or changes in circumstances indicate that the asset may be impaired. If undiscounted forecasted cash flows indicate that the carrying amount will not be recovered, an adjustment will be made to reduce such amounts to fair value based on forecasted future cash flows discounted at a rate commensurate with the risk associated when achieving such cash flows. Future cash flows are based on trends of historical performance and the Company's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions. In August 2010, the fixed income sales division of the Company ceased operations, which resulted in the accelerated amortization expense of $3,040,000.

[7] Income taxes:

The Company, as a single member limited liability company, is a disregarded entity for federal and state income tax purposes and, accordingly, is not subject to federal or state income taxes. The Company is liable for income taxes in certain local jurisdictions, including New York City.

The Company recognizes tax benefits or expense on the temporary differences between the tax basis and book basis of its assets and liabilities, primarily goodwill and intangible assets. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. At December 31, 2010, the Company had deferred tax assets of approximately $58,000.

The Company may recognize tax benefits from any uncertain positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The Company's policy is to recognize accrued interest and penalties in general and administration expense. The Company has not recognized in this financial statement any interest or penalties related to income taxes, and has no material unrecognized tax benefits. There are currently no income tax returns under examination.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax provisions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the member's equity.

[8] Fair value of financial instruments:

The Company carries its securities owned and securities sold, not yet purchased, at fair value. Securities listed on a national securities exchange or listed on NASDAQ National Market System are valued at their reported sales price on the primary securities exchange. Not readily marketable securities are valued at fair value based on internal valuation models or management's estimate of amounts that could be realized under current market conditions assuming an orderly liquidation over a reasonable period of time. Unrealized gains or losses from marking securities owned to fair value are included in revenue under the caption "principal transactions, net". Securities not readily marketable include securities: (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration is effected under the Securities Act of 1933 or other applicable securities acts, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the company.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[8] Fair value of financial instruments: (continued)

Authoritative accounting guidance defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from independent sources.

Level 3 - Unobservable inputs. Unobservable inputs reflect the assumptions that the management develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company's management uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

Securities owned and securities sold, not yet purchased, at December 31, 2010 consist of the following:

	Country	Fair Value	Level 1	Level 2
Securities owned:				
Common Stocks	China	$ 141,655	$ 141,655	
Warrants	China	429,127		$ 429,127
Restricted Common Stocks	China	187,996		187,996
Total		$ 758,778	$ 141,655	$ 617,123
Securities sold, not yet purchased:				
Common Stocks	Australia	$ 142,464	$ 142,464	

The Company receives warrants to purchase shares of common stock for services rendered in the ordinary course of business.

NOTE C - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Minimum net capital is defined as the greater of 6 2/3% of aggregate indebtedness or $100,000. At December 31, 2010, the Company had net capital, as defined, of $947,438, which was $799,677 in excess of its required minimum net capital of $147,761.

Proprietary balances, if any, held at the Clearing Broker ("PAIB Assets") are considered allowable assets for net capital purposes, pursuant to an agreement between the Company and Clearing Broker, which requires, among other things, that the Clearing Broker performs computations for PAIB Assets and segregate certain balances on behalf of the Company, if applicable.

The Company claims the exemptive provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing brokers who carry the customer accounts. Accordingly, the Company does not hold or have any possession or control of customer funds or securities.

NOTE D - COMMITMENTS AND CONTINGENCIES

The Company leases office space under non-cancellable operating leases that expire through 2018. The future aggregate minimum lease payments are as follows:

Year Ending December 31,	
2011	$ 1,701,598
2012	1,505,365
2013	1,423,183
2014	453,170
2015	416,114
Thereafter	917,340
Total	$ 6,416,770

NOTE E - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements consists of the following at December 31, 2010:

Leasehold improvements	$ 282,615
Furniture and fixtures	341,276
Office equipment	270,841
Software	67,462
Total cost	962,194
Accumulated depreciation and amortization	(238,699)
Total, net	$ 723,495

NOTE F - RELATED PARTY TRANSACTIONS

The Company received management fees from MWH pursuant to a service agreement whereby the Company provides certain services such as administrative, accounting, legal, and information technology services. As of December 31, 2010, due from affiliate of approximately $380,000 represents amounts due from MWH for unpaid management fees and certain legal fees and travel expenses paid by the Company on behalf of MWH.

The Company has a sub-lease arrangement with SMHC for two office spaces. Due to affiliate of approximately $402,000 is mostly comprised of rent due to SMHC.

In addition to rent payment, the Company paid SMHC and its subsidiary for brokerage commissions and information technology services.

NOTE G - 401(K) PLAN

The Company provides a noncontributory 401(k) plan for the benefit of eligible employees.

NOTE H - STOCK-BASED COMPENSATION

During the period from December 11, 2009 (commencement of operations) through December 31, 2010, certain employees of the Company were granted 1,454,163 Class B membership units and warrants to purchase 810,000 Class B membership units of MWEP. These units and warrants correspond to the units in the Parent. Units and warrants will vest at a rate of 25% per year over 4 years, commencing on January 1, 2010 for the employees with the Company on such date and on the first anniversary of employment for employees hired after January 1, 2010, unless otherwise specified. Upon termination from the Company, a participant's vested units are subject to repurchase for a price equal to the fair value.

NOTE I - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's securities transactions are cleared by the Clearing Broker pursuant to a clearing agreement. The Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices.

At December 31, 2010, the amount due from Clearing Broker reflected in the statement of financial condition is due from one clearing broker. The Company is subject to credit risk should this broker be unable to fulfill its obligations.

Securities sold, not yet purchased represent obligations of the Company to deliver the specified securities at the contracted price and, thereby, create a liability to purchase the securities in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100
www.eisneramper.com

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 15 2011
WASH, D.C.
189

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of
Madison Williams and Company LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the period from December 11, 2009 (commencement of operations) through December 31, 2010, which were agreed to by Madison Williams and Company LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Check Register, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the period from December 11, 2009 (commencement of operations) through December 31, 2010, as applicable, with the amounts reported in the accompanying Form SIPC-7 for the period from December 11, 2009 (commencement of operations) through December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

EisnerAmper LLP

New York, New York
March 9, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-68150
Madison Williams and Company LLC
527 Madison Ave., 14th Floor
New York, NY 10022

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Howard Wong, (713)220-5168

2. A. General Assessment (item 2e from page 2) $ 77,295

B. Less payment made with SIPC-6 filed (exclude interest) (75,825)
3/15/2010, 7/23/2010, 2/28/2011
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,470

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,470

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MADISON WILLIAMS & COMPANY
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 11 day of March, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 12/11, 20 09
and ending 12/31, 20 10
Eliminate cents

Item No.	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 32,855,592
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,064,615
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	258,077
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	600,000
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $14,920	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	14,920
Total deductions	1,937,612
2d. SIPC Net Operating Revenues	$ 30,917,980
2e. General Assessment @ .0025	$ 77,295

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